Exhibit 21.1

List of Subsidiaries of Cerecor Inc.

Entity Name	Jurisdiction
Ichorion Therapeutics, LLC	Delaware
Aevi Genomic Medicine, LLC	Delaware
Medgenics Medical (Israel) Ltd.	State of Israel
neuroFix, LLC	Delaware
Aevi Genomic Medicine Europe BVBA/SPRL	Belgium
TRx Pharmaceuticals, LLC	North Carolina
Zylera Pharmaceuticals, LLC	North Carolina
Zylera Pharma Corp.	North Carolina